Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated October 28, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 October 31, 2013

Zions Bancorporation

$162,000,000 5.65% Fixed-to-Floating Rate Subordinated Notes Due November 15, 2023

Summary of Terms for Issuance

Issuer:	Zions Bancorporation

Securities Offered:	5.65% Fixed-to-Floating Rate Subordinated Notes due November 15, 2023 (the “Subordinated Notes”)

Expected Ratings:	BB+ / BB+ / BBH / BBB- (S&P / Fitch / DBRS / KBRA)

Par Amount:	$1,000 per Subordinated Note

Price to Public:	100% of principal amount

Aggregate Principal Amount:	$162,000,000

Trade Date:	October 31, 2013

Settlement Date:	November 5, 2013 (T+3)

Maturity Date:	November 15, 2023

Coupon:	5.65% per annum from and including November 5, 2013 to, but excluding November 15, 2018, and from and including November 15, 2018 until maturity at an annual floating rate equal to three-month LIBOR plus a spread of 4.19%

Proceeds (Before Expenses) to Issuer:	$159,570,000

Underwriting Commissions:	$2,430,000

Interest Payment Dates:	Semi-annually in arrears on November 15 and May 15, beginning on May 15, 2014 and ending on November 15, 2018, and quarterly in arrears on February 15, May 15, August 15 and November 15, beginning on February 15, 2019.

Reoffer Yield:	5.65%

Redemption Terms:	The Subordinated Notes may be redeemed at the Company’s option, in whole, or in part, on and after November 15, 2018 at a redemption price equal to $1,000 per Subordinated Note, plus any accrued and unpaid interest. Holders of the Subordinated Notes will not have the right to require the redemption or repurchase of the Subordinated Notes.

Joint Book Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Macquarie Capital (USA) Inc. Zions Direct, Inc.

Minimum Denomination / Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP/ISIN:	989701BH9 / US989701BH97

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated October 28, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in this offering will arrange to send you a copy of these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322, Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937, or by visiting Zions Direct’s auction website at www.zionsdirect.com. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.